MANAGEMENT’S DISCUSSION AND ANALYSIS

THIRD QUARTER ENDED SEPTEMBER 30, 2013

TABLE OF CONTENTS

THIRD QUARTER 2013 HIGHLIGHTS	2

CORE BUSINESS	3

REVIEW OF OPERATING PERFORMANCE	4

DEVELOPMENT AND EXPLORATION	7

REVIEW OF FINANCIAL RESULTS	8

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES	11

INCOME TAXES	15

OUTLOOK	15

OPERATIONAL RESTRUCTURING AND TURNAROUND PLAN	16

LEGACY ISSUES	19

MINERAL RESOURCES AND RESERVES	23

NON-IFRS PERFORMANCE MEASURES	26

CRITICAL ACCOUNTING ESTIMATES	30

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	30

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING	31

SUBSEQUENT EVENT	31

OUTSTANDING SHARE DATA	32

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	32

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED MINERAL RESOURCES	33

CORPORATE DIRECTORY	34

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 1

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the condensed interim consolidated financial statements for the three and nine months ended September 30, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”). For further information on Jaguar Mining Inc., reference should be made to its public filings (including its most recently filed annual information form (“AIF”) which is available on SEDAR at www.sedar.com). Information is also available on the Company’s website at www.jaguarmining.com. Information on risks associated with investing in the Company’s securities and technical and scientific information under National Instrument 43-101 concerning the Company’s material property, including information about mineral resources and reserves, are contained in the Company’s most recently filed AIF and technical reports.

All amounts included in this MD&A are in United States dollars (“US$”), unless otherwise specified. References to Cdn$ are to Canadian dollars and R$ are to Brazilian reais. This report is dated as of November 7, 2013.

Where we say “we”, “us”, “our”, the “Company” or “Jaguar”, we mean Jaguar Mining Inc. or Jaguar Mining Inc. and/or one or more or all of its subsidiaries, as it may apply.

The following abbreviations are used to describe the periods under review throughout this MD&A:

Abbreviation	Period	Abbreviation	Period
FY 2013	January 1, 2013 – December 31, 2013	FY 2012	January 1, 2012 – December 31, 2012
YTD 2013	January 1, 2013 – September 30, 2013	YTD 2012	January 1, 2012 – September 30, 2012
Q4 2013	October 1, 2013 – December 31, 2013	Q4 2012	October 1, 2012 – December 31, 2012
Q3 2013	July 1, 2013 – September 30, 2013	Q3 2012	July 1, 2012 – September 30, 2012
Q2 2013	April 1, 2013 – June 30, 2013	Q2 2012	April 1, 2012 – June 30, 2012
Q1 2013	January 1, 2013 – March 31, 2013	Q1 2012	January 1, 2012 – March 31, 2012
		Q4 2011	October 1, 2011 – December 31, 2011

THIRD QUARTER 2013 HIGHLIGHTS

	Q3 2013	YTD 2013

Gold produced (ounces)	26,300	73,639
Gold sold (ounces)	24,111	72,347

Average sales price per oz of gold sold	$1,331	$1,461
Cash operating cost per oz of gold produced(*)	$847	$866
Cash operating margin per oz of gold produced(*)	$484	$595

All-in cost per ounce sold(*)	$1,264	1,435

Revenue	$32,082	$105,679
Gross profit (loss)	$3,496	$14,213
Net income (loss)	$(13,192)	$(82,835)

(*) Refer to “Non-IFRS Performance Measures" on page26.

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Company Developments:

•	14% increase in gold production totaling 26,300 ounces in Q3 2013 compared to 23,026 ounces in Q3 2012;3% increase in gold sales totaling 24,111 ounces in Q3 2013 compared to 23,307 ounces in Q3 2012;
•	12% decline in cash operating cost reaching $846 per ounce in Q3 2013 versus $963 per ounce in Q3 2012;
•	34% reduction in all-in cost improving from $1,912 per ounce sold in Q3 2012 to $1,264 per ounce sold in Q3 2013;
•	Capital expenditure projection reduced from $28.9 million as disclosed in Q2 2013 to $24.5 million for 2013;
•	$5.1 million cash generated from operating activities in Q3 2013 compared to $2.6 million cash consumed in Q3 2012;
•	Working capital deficiency of $39.9 million as of September 30, 2013;
•	On November 1, 2013, the Company entered into a non-binding term sheet (the “Term Sheet”) outlining the terms of a recapitalization and financing transaction with an ad hoc committee (the “Ad Hoc Committee”) of noteholders (who represent a majority of the holders of the Company’s 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and US$103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Convertible Notes”)) and received support from the Ad Hoc Committee to defer the semi-annual interest payment due November 1, 2013 on the 4.5% Convertible Notes; and
•	16% reduction in headcount in Q3 2013 compared to Q3 2012.

CORE BUSINESS

Jaguar is a public company with its common shares listed on the Toronto Stock Exchange (“TSX”) under the symbol “JAG”. The Company is engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The Company controls 23,742 hectares in the Iron Quadrangle mining district of Brazil, a prolific greenstone belt located near the city of Belo Horizonte in the State of Minas Gerais, where the Company owns operating assets. In addition, Jaguar holds mineral concessions totaling 138,548 hectares in the State of Maranhão, where the Company owns the Gurupi Project and 41,204 hectares in the State of Ceará, where the Company’s Pedra Branca Project is located. The Company may consider the acquisition, exploration, development and operation of other gold properties.

As of September 30, 2013, the Company was producing gold at its Turmalina and Caeté operations.  The Company’s Paciência operation was placed on temporary care and maintenance in May 2012.  While the company continues to demonstrate how a turnaround at Turmalina and Caeté is on track to produce sustained positive margins and allow the exploitation of opportunities at core operations, the potential for a significant increase in gold production exists through the development of the Company’s Gurupi Project, which contemplates an open-pit gold mining operation in the state of Maranhão in the northeast of Brazil. Any future development will be built upon a sound basis of disciplined management of the core business units. On achieving sustained positive performance, management will turn its attention to growing the business.

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 3

REVIEW OF OPERATING PERFORMANCE

The table below sets forth certain operating data for the combined operating performance:

Consolidated
	Three Months Ended
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Tonnes of ore processed (t)	298,000	271,000	265,000	285,000	285,000	351,000	447,000	465,000
Average recovery grade (g/t)(**)	3.06	2.96	3.30	2.76	2.85	2.55	2.42	2.60
Average recovery rate (%)	88%	88%	88%	88%	88%	89%	90%	88%
Gold (ounces)
Produced	26,300	22,503	24,836	21,676	23,026	26,888	31,233	33,397
Sold	24,111	22,920	25,316	21,298	23,307	28,933	30,138	34,157
Average sales price per oz sold	$1,331	$1,415	$1,626	$1,714	$1,648	$1,608	$1,691	$1,680
Cash operating cost (per tonne processed)(*)	$72	$81	$77	$69	$78	$84	$87	$84
Cash operating cost (per ounce produced)(*)	$847	$931	$826	$915	$963	$1,162	$1,268	$1,114
All-in cost (per ounce sold)(*)	$1,264	$1,610	$1,439	$1,607	$1,912	$2,060	$2,377	$2,506

(*) Refer to “Non-IFRS Performance Measures” on page 26.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

The Company’s operating and financial performances are largely determined by the price of gold. The average price of gold sold has declined from $1,714 per ounce in Q4 2012 to $1,331 per ounce in Q3 2013. Current management has implemented company-wide initiatives to reduce operating and capital costs to counteract current market conditions while focusing on maintaining current productivity levels.

The result of the continuing effort in cost reduction is evidenced in the table and chart above. Both the cash operating costs per ounce produced and the all-in costs per ounce of gold sold have decreased significantly over the periods being reported. Most of the cost reduction is attributable to the decrease in labour, external services, maintenance and materials costs. Also, Jaguar’s mining operations and exploration activities are located in Brazil and therefore, a large portion of operating costs and capital expenditures are denominated in Brazilian reais. The recent weakening of the R$ against the US$ has also made positive impact on the cash operating and all-in costs.

The Company’s Paciência operation was put on care and maintenance in May 2012, and as a result, the consolidated production level has dropped since Q2 2012. Apart from Paciência, the Company’s gold production level has been consistent, except for Q2 2013, where gold production decreased as the Caeté site experienced mill liner failures, lower head grade mill feed, and issues with transportation due to poor road conditions. A recovery plan was put in place and the production level has significantly improved in Q3 2013.

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As a result of the Company-wide cost reduction initiative, the primary development and some secondary development in the operations have been postponed to next year. Accordingly, delineation drilling which usually follows the completion of development is also postponed. Management is focused on carrying out only the required development to sustain the operation without compromising the near-term production.

Turmalina

	Three Months Ended
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Tonnes of ore processed (t)	122,000	123,000	108,000	113,000	115,000	154,000	157,000	181,000
Average recovery grade (g/t)(**)	3.46	3.01	3.37	2.57	2.78	2.34	2.20	2.70
Average recovery rate (%)	89%	88%	89%	87%	89%	90%	90%	87%
Gold (ounces)
Produced	12,308	10,345	10,321	8,206	9,186	10,435	10,014	13,470
Sold	10,850	10,061	10,850	8,037	9,242	11,252	9,644	14,466
Cash operating cost (per tonne processed)(*)	$73	$78	$83	$74	$80	$74	$85	$88
Cash operating cost (per ounce produced)(*)	$758	$923	$862	$1,057	$991	$1,125	$1,342	$1,117

(*) Refer to “Non-IFRS Performance Measures” on page 26.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

The primary mining method utilized at the Turmalina underground mine is sublevel stoping with a fill program resulting in a modified “cut and fill” mining technique. Ore produced at the Turmalina mine is transported to the adjacent 2,000 tonnes per day (“tpd”) carbon-in-pulp (“CIP”) processing plant.

During the three months ended September 30, 2013, Turmalina produced 12,308 ounces of gold at a cash operating cost of $758 per ounce. This compares to 9,186 ounces at a cash operating cost of $991 per ounce during the three months ended September 30, 2012. The $233 (24%) decrease in the Company’s cash operating cost per ounce during the quarter ended September 30, 2013, as compared to the three months ended September 30, 2012 was mainly attributable to reduction in manpower, cost controls, reduction in excavation size and a feed grade increase. The grade control program and delineation drilling program were instrumental in contributing to the positive change in head grade.

Underground development at the Turmalina Mine totaled 1,500 meters during the quarter ended September 30, 2013 compared to 2,300 meters during the three months ended September 30, 2012. Underground delineation drilling at Turmalina totaled 6,300 meters during the three months ended September 30, 2013 compared to 6,300 meters during the three months ended September 30, 2012.

Caeté

	Three Months Ended
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Tonnes of ore processed (t)	176,000	148,000	157,000	172,000	170,000	160,000	156,000	176,000
Average recovery grade (g/t)(**)	2.78	2.92	3.25	2.88	2.90	2.99	3.10	2.74
Average recovery rate (%)	88%	88%	88%	88%	88%	90%	89%	87%
Gold (ounces)
Produced	13,992	12,158	14,515	13,470	13,840	13,804	13,881	13,295
Sold	13,261	12,859	14,466	13,261	13,692	14,466	12,457	13,663
Cash operating cost (per tonne processed)(*)	$71	$84	$73	$66	$77	$81	$96	$82
Cash operating cost (per ounce produced)(*)	$925	$938	$801	$828	$945	$953	$1,118	$1,014

(*) Refer to “Non-IFRS Performance Measures” on page 26.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

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The Caeté mining complex has two underground mines (Roça Grande and Pilar) that primarily utilize the “cut and fill” mining method as well as some “sublevel stoping” at Pilar. Ore produced from these mines is transported to the 2,200 tpd CIP processing plant adjacent to the Roça Grande mine.

During the three months ended September 30, 2013, Caeté produced 13,992 ounces of gold at a cash operating cost of $925 per ounce. This compares to 13,840 ounces at a cash operating cost of $945 per ounce during the three months ended September 30, 2012. The reduction in cash operating cost is mainly attributable internalizing services that were outsourced in the past, such as the use of raise bore machine and infill drilling services and reduction of manpower.

Underground development at the Pilar and Roça Grande mines totaled 1,300 meters during the three months ended September 30, 2013 compared to 2,000 meters during the three months ended September 30, 2012. Underground delineation drilling at the mines totaled 5,800 meters during the three months ended September 30, 2013, compared to 9,800 meters during the three months ended September 30, 2012. Due to this reduction in drilling during the third quarter of 2013, drilling at the Pilar and Roça Grande mines development has been postponed to 2014.

Paciência

	Three Months Ended
	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Tonnes of ore processed (t)	-	-	-	-	-	37,000	134,000	108,000
Average recovery grade (g/t)(**)	-	-	-	-	-	1.51	1.90	2.21
Average recovery rate (%)	-	-	-	-	-	87%	90%	91%
Gold (ounces)
Produced	-	-	-	-	-	2,649	7,338	6,632
Sold	-	-	-	-	373	3,215	8,037	6,028
Cash operating cost (per tonne processed)(*)	$-	$-	$-	$-	$-	$140	$79	$81
Cash operating cost (per ounce produced)(*)	$-	$-	$-	$-	$-	$2,219	$1,451	$1,307

(*) Refer to “Non-IFRS Performance Measures” on page 26.

(**) The Company is now disclosing the average recovery grade instead of the average feed grade, as management believes this information has higher relevance in this table.

The Paciência operation continued on care and maintenance during the quarter ended September 30, 2013. Therefore, no gold was produced since the quarter ended June 30, 2012 when it was put on care and maintenance.

No underground development or drilling work was carried out by the Company at the Paciência mine during the quarter ended September 30, 2013.

The Company has not established a timeframe to complete the Paciência remediation plans and restart production. Management intends to continue to focus in 2013 on optimizing production and costs at the Turmalina and Caeté operations.

Sabará

The Sabará operation continued a remediation and revegetation program started in 2012.

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 6

DEVELOPMENT AND EXPLORATION

Gurupi Project

Work on the Gurupi Project for 2013 has been delayed as the Company continues to focus its efforts on completing the operational restructuring and turnaround and implementation of the production programs at the Turmalina and Caeté operations.  Consequently the Company has made only those expenditures necessary to maintain the claims and land holding in good standing.  In Q3 2013 the Company expended R$216,000 on the Gurupi Project for a YTD total of R$550,000 (approximately US$98,000 and US$250,000). The expenditures to date are primarily maintenance expenditures and do not contribute data to the advancement of the project.

While the Company has focused drilling and exploration on the Chega Tudo and Cipoeiro deposits, the 100% Jaguar-owned Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights totaling 138,548 hectares. These additional targets have not been included in any of the Company's mineral resource estimates or feasibility studies related to the Gurupi Project to date. These targets have been identified by favorable geology, structural framework, old artisanal mine workings, soil and channel sampling anomalies and exploration drilling. They have the potential to further increase mineral resources at Gurupi.

Pedra Branca Project

Work on the Pedra Branca Project has been delayed as the Company focuses its efforts on completing the operational restructuring and turnaround and implementation of production improvement programs at the Turmalina and Caeté operations.  Consequently the Company has made only those expenditures required to maintain the claims and land holdings in good standing.  In Q3 2013 the Company spent R$1,000 on the Pedra Branca Project for a YTD total expenditure of  R$43,000  (approximately US$500 and US$20,000).  The expenditures are not related to activity that would advance the project.

In March 2007, Jaguar entered into an earn-in agreement with Glencore Xstrata plc. (formerly known as Xstrata plc.) to explore the Pedra Branca Project in the State of Ceará in northeastern Brazil. The Pedra Branca Project currently has mineral rights to 10 exploration licenses and 15 pending applications for exploration licenses totaling 41,204 hectares covering a 38-kilometer section of a regional shear zone. The concessions are located in and around municipal areas with good infrastructure. The mineralized structures are open along strike with potential for significant gold mineralization. During 2007 and 2008, Jaguar completed an exploration drilling program to test the continuity of the mineralization laterally and at depth. During 2009, Jaguar carried out geological reconnaissance in the concession area, trenching and soil geochemistry. In 2010, Jaguar continued with the exploration program, including extensive geological mapping, drainage and soil geochemistry, mapping of anomalous zones and trenching. During 2011, the trenching program data was thoroughly analyzed in order to prioritize previously identified target zones. Of the original 50-kilometer strike length, a stretch of 15 kilometers of the gold-bearing shear zone containing 18 relevant high potential targets were identified. Among the 18 mineralized zones, Mirador, Coelho, Queimadas and Igrejinha are considered high priority targets where exploratory drilling has been performed. Drilling results and geological data suggest potential for gold deposits.

On April 24, 2012, Jaguar executed an amendment to the 2007 earn-in agreement with Glencore Xstrata to acquire the remaining 40% interest in the Pedra Branca Project. The Project, which was previously owned jointly by Jaguar and Glencore Xstrata on a 60/40 basis, is now 100% owned by Jaguar. In accordance with the terms of the amendment, Jaguar committed to: (i) cash consideration in the amount of $400,000 paid in installments in the following year ($350,000 paid as at September 30, 2013); (ii) a Net Smelter Royalty (“NSR”) of one percent (1%) payable to Glencore Xstrata on future gold production; and (iii) rights of first refusal on any Base Metal Dominant Deposit (as defined in the amendment) discovered. Upon such discovery, Glencore Xstrata may elect to form a new company owned 30% by the Company’s wholly owned subsidiary, Mineração Serras do Oeste Ltda. (“MSOL”) and 70% by Glencore Xstrata, by paying three hundred percent (300%) of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

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Turmalina Zona Basal Project

The Company has completed an Exploration Report on the Zona Basal target, located 3 kilometers west of the Turmalina plant facility and filed it with the Brazilian Federal authority for mineral rights Departamento Nacional de Produção Mineral (“DNPM”), applying for a Mining Concession. The Company intends to continue exploration on this target.

REVIEW OF FINANCIAL RESULTS

	Three Months Ended
($ in 000s, except per share amounts)	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012	Q4 2011

Gold sales	$32,082	$32,427	$41,170	$36,511	$38,412	$46,535	$50,972	$57,398
Gross profit (loss)	3,496	336	10,382	9,344	5,522	(5,044)	(3,677)	1,817
Net income (loss)	(13,192)	(*)(62,717)	(6,926)	(49,371)	(21,625)	(16,350)	2,809	(33,661)
Basic income (loss) per share	(0.15)	(0.73)	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)
Diluted income (loss) per share	(0.15)	(0.73)	(0.08)	(0.58)	(0.26)	(0.19)	0.03	(0.40)
Cashflows from operating activities	5,293	(131)	11,071	5,380	(2,600)	572	(6,127)	889
Total assets	441,659	458,129	504,564	503,875	568,162	581,706	654,599	660,666
Total liabilities	369,297	373,999	357,017	350,072	365,200	357,438	413,981	422,857

(*) Q2 2013 Re-cast.

During the quarter ended September 30, 2013, the market price of gold (London PM Fix) traded in a range from $1,213 to $1,420 and averaged $1,326 per troy ounce. This was approximately 20% lower than the average price for the quarter ended September 30, 2012 which was $1,652 and traded in a range from $1,556 to $1,785. Gold prices were volatile during the quarter and have continued to be influenced by circumstances including interest rates, uncertainty in the credit and financial markets, political unrest and financial distress in the United States, Europe, Japan and the Middle East, investment patterns around the world, physical demand and inflation expectations and other global economics factors.

The Company reports its financial statements in US$; however, a significant portion of the Company’s expenses are incurred in either Cdn$ or R$. The average rates of exchange for the Cdn$ per US$ for the quarter ended September 30, 2013 and 2012 were 1.04 and 0.99, respectively. The average rates of exchange for the R$ per US$ for the quarter ended September 30, 2013 and 2012 were 2.29 and 2.03, respectively.

Q3 2013 Compared to Q3 2012 and YTD 2013 Compared to YTD 2012

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in 000s)	2013	2012	2013	2012

Gold sales	$32,082	$38,412	$105,679	$135,919
Production costs	(20,456)	(25,183)	(67,245)	(107,833)
Stock-based compensation	5	100	14	443
Depletion and amortization	(8,135)	(7,807)	(24,235)	(31,729)
Gross profit (loss)	$3,496	$5,522	$14,213	$(3,200)

Gold sales for the quarter ended September 30, 2013 decreased $6.3 million or 16% from the quarter ended September 30, 2012 mainly due to the decrease in gold price. The average realized gold price decreased 19% to $1,331 per ounce for the third quarter of 2013 from $1,648 per ounce in the same quarter in 2012.

Gold sales for the nine months ended September 30, 2013 decreased $30.2 million or 22% from the nine months ended September 30, 2012 mainly due to the decrease in gold price and the transition of the Paciência operation to care and maintenance. Excluding Paciência, gold sales increased by 1,594 ounces, however due to the decrease in the gold price, gold sales decreased by $10.0 million or 9%, as set out below:

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	Nine months ended September 30,
	2013		2012
Gold sales by Mine	in $ 000	in oz	in $ 000	in oz

Turmalina	$46,000	31,761	$49,000	30,138
Caeté	60,000	40,586	67,000	40,615
Paciência	-	-	20,000	11,625
Total	$106,000	72,347	$136,000	82,378

The Company reported a gross profit of $3.5 million for the quarter ended September 30, 2013 compared to a gross profit of $5.5 million for the quarter ended September 30, 2012. The decrease in gross profit for the quarter ended September 30, 2013 versus the same period in 2012 was primarily related to the decrease in gold price.

Gross profit for the nine-months ended September 30, 2013 increased $17.4 million, from a gross loss of $3.2 million for the nine months ended September 30, 2012 to a gross profit of $14.2 million for the same period in 2013. The 2012 period was impacted by the higher costs from all the mines, including the Paciência operation. With the cost reduction program implemented by the Company in later 2012 and Paciência´s operation under care and maintenance, it was possible to achieve better results, despite the decrease in gold price during 2013.

The gross profit represents 11% of the total gold sales in the quarter ended September 30, 2013, compared to 14% in the quarter ended September 30, 2012. For the nine months ended September 30, 2013, the gross profit represents 13% of the total gold sales, compared to -2% for the nine months ended September 30, 2012.

Net loss for Q3 2013 was $13.2 million compared to net loss of $21.6 million for Q3 2012. For the nine months ended September 30, 2013, the net loss was $82.8 million compared to $35.2 million for the same period in 2012. The table and paragraphs below provide analysis on the key operating and non-operating expenses.

Operating Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in 000s)	2013	2012	2013	2012

Exploration	$160	$730	$761	$801
Paciência care and maintenance	487	3,126	1,940	3,126
Stock-based compensation (recoveries)	55	427	346	(1,868)
Administration	4,095	5,885	13,067	14,831
Amortization	281	297	861	878
Other operating expenses	925	795	5,536	1,786
Total Operating Expenses	$6,003	$11,260	$22,511	$19,554

As previously discussed, the Company’s Paciência project was put on care and maintenance in May 2012. The care and maintenance charges include severance costs, labour and services on site and ongoing care and maintenance costs relating to the plant and mine. The majority of such costs were incurred when the project was first put on care and maintenance. As a result, the charges for Paciência decreased in the three and nine month periods ended September 30, 2013 compared to the same periods in 2012.

Stock-based compensation expense varies depending upon fluctuations in Jaguar’s share price, as well as the timing of the vesting of Jaguar’s stock options, deferred share units (“DSUs”), restricted share units (“RSUs”), and share appreciation rights (“SARs”). The stock-based compensation expense for the quarter ended September 30, 2013 includes recoveries of $5 for RSUs, $39 for DSUs and $1 for SARs, and expenses of $100 for stock options.

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Administration expenses include legal and accounting costs, costs to maintain offices and personnel, costs associated with being a publicly-traded company, and also include restructuring expenses to implement the operational restructuring and turnaround plan, mainly specific legal fees and consulting expenses. Total administration expenses decreased for the three and nine months ended September 30, 2013 compared to the same periods in 2012 mainly due to the implementation of company-wide cost reduction initiatives. The breakdown of the administration expenses into regular expenses and restructuring expenses are summarized below:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in 000s)	2013	2012	2013	2012

Restructuring expenses	$264	$529	$1,129	$2,564
Reversal of accruals	-	-	-	(2,934)
Regular administration expenses	3,831	5,356	11,938	15,201
Total administration expenses	$4,095	$5,885	$13,067	$14,831

Other operating expenses remained consistent for the quarter ended September 30, 2013 compared to the same quarter in 2012. For the nine months ended September 30, 2013, other operating expenses increased by $3.7 million, from $1.8 million for the nine months ended September 30, 2012 to $5.5 million during the same period of 2013, mainly due to increase in provisions for outstanding legal lawsuits in Brazil. The Company had approximately 531 labour claims outstanding at quarter end which are being disputed through various court actions. In the normal course of operations, the Company may be subject to lawsuits and other claims, including environmental, labour and other matters. The ultimate outcome or actual cost of settlement may vary significantly from management estimates.

Related-Party Transactions

The Company transferred funds to its subsidiaries MSOL, Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”) in the form of loans at a rate of three-month LIBOR plus 4% and export loans at a rate of six-month LIBOR plus 4%. Loans and interest have been eliminated upon consolidation.

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a director of Jaguar. Fees paid to Hermann are recorded at the exchange amount, being the amount agreed to by the parties and are included in administration expenses in the statements of loss and comprehensive loss, and totals $221,000 for the nine months ended September 30, 2013.

The Company also incurred legal fees from Azevedo Sette Advogados (“ASA”) where Luis Miraglia, a director of Jaguar, is a partner. Fees paid to ASA are recorded at the exchange amount, being the amount agreed to by the parties and are included in administration expenses in the statements of loss and comprehensive loss, and totals $134,000 for the nine months ended September 30, 2013.

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Other Expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in 000s)	2013	2012	2013	2012

Gain on derivatives	$(57)	$(16)	$(536)	$(130)
Loss (gain) on conversion option embedded in convertible debt	(213)	4,741	(4,377)	(67,011)
Foreign exchange (gain) loss	304	734	3,017	5,245
Accretion expense	444	527	1,336	1,660
Interest expense	8,640	7,177	24,886	21,377
Interest income	(139)	(617)	(652)	(3,039)
Loss (gain) on disposition of property	829	197	3,120	(171)
Impairment of properties	-	-	46,834	47,692
Other non-operating expenses (recoveries)	(174)	2,439	(497)	2,973
Total Other Expenses	$9,634	$15,182	$73,131	$8,596

The conversion option component embedded in the Convertible Notes is treated as a derivative liability and recorded at fair value using the Crank-Nicolson valuation model. The valuation model requires inputs, such as the Company’s common share price, volatility and credit spread. The change in fair value is a non-cash item which is recorded in the statement of loss and comprehensive loss. For the three and nine months ended September 2013, the Company recognized a gain mainly due to the decline in the Company’s share price. For the three months ended September 30, 2012, the loss was attributable to the increase in volatility used as input in the valuation model. For the nine months ended September 30, 2012, the gain is mainly due to the drop in the Company’s share price from the prior year end.

During the quarter ended September 30, 2013, the US$ strengthened against the R$. The average exchange rate moved from 2.07 R$/US$ at June 30, 2013 to 2.29 R$/US$ at September 30, 2013, resulting in a gain on accounts payable, reclamation provisions and deferred tax liabilities which is offset by the foreign exchange loss on recoverable tax assets. For the nine months ended September 30, 2013, the average exchange rate moved from 1.96 R$/US$ at December 31, 2012 to 2.12 R$/US$ at September 30, 2013, also resulting in a gain on accounts payable, reclamation provisions and deferred tax liabilities offset by a loss on recoverable tax assets.

Interest income was earned on deposits held in banks in Canada, the United States and Brazil. For the three and nine months ended September 30, 2013, interest income decreased compared to the same periods last year due to lower cash and cash equivalent balances in the period.

During the nine months ended September 30, 2013, the Company updated its impairment test due to decreases in gold prices. This reassessment generated an impairment charge of $46.8 million, being $3.9 million related to the Paciência project, $17.8 million related to the Turmalina project and $25.1 million for the Caeté project (September 30, 2012 - $47.7 million – Paciência project only).

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES

Capital Resources

As at September 30, 2013, the Company had cash and cash equivalents of $18.2 million, a working capital deficiency of $39.9 million and an accumulated deficit of $317.2 million. For the three and nine months ended September 30, 2013, the Company incurred a loss of $13.2 million and $82.8 million, and generated cash flow from operations of $5.1 million and $16 million, respectively.

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During the past several months, management has been engaged in discussions with the Ad Hoc Committee representing holders of the Convertible Notes regarding the refinancing and/or restructuring of its convertible debt. For a more detailed description of these discussions, see “Subsequent Events” on page 31 of this MD&A.

Based on the planned operating cash flow and the current available cash resources, the Company will need to refinance/restructure its current debt and obtain additional financing to meet its working capital requirements, debt payments and sustaining capital expenditures, subject to operations, gold price and exchange rate. Using financial projections for 2014 based on an assumed average gold price of US$1,200 per ounce and R$/US$ exchange rate of 2.10, such additional financing would be required within the first quarter of 2014, failing which the Company may approach insolvency and consider seeking Canadian court protection, which could occur under the Companies’ Creditors Arrangement Act (“CCAA”). The Brazilian mining operations are owned by the Company’s wholly-owned subsidiaries which are incorporated in Brazil.

The Company will continue to actively and closely monitor its cash position and manage its working capital.  In light of the ongoing reduction in the price of gold, the Company is continuing to re-examine all sources and uses of cash with a view to reducing and deferring net cash outlays while maintaining the operational restructuring and turnaround efforts.

Cash Flow Highlights

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in 000s)	2013	2012	2013	2012

Operating activities	$5,072	$(2,600)	$16,012	$(8,169)
Financing activities	(11,877)	(3,724)	6,947	(7,646)
Investing activities	(4,452)	(7,567)	(18,559)	(44,861)
Effect of foreign exchange on non-US$
denominated cash and cash equivalents gain (loss)	395	1,938	(57)	6,192
Increase (decrease) in cash for the period	(10,862)	(11,953)	4,343	(54,484)
Beginning cash balance	29,061	31,944	13,856	74,475
Ending cash balance(1)	$18,199	$19,991	$18,199	$19,991

(1) Cash balance excludes $109,000 of restricted cash on September 30, 2013 and $409,000 on September 30, 2012.

Cash flow from operating activities generated $5.1 million of cash during the quarter ended September 30, 2013, compared to $2.6 million consumed during the quarter ended September 30, 2012. The increase of $7.7 million is mainly related to the Company´s effort to reduce costs and expenses and increase working capital.

Cash flow from financing activities consumed $11.9 million of cash during the quarter ended September 30, 2013, compared to $3.7 million consumed during the quarter ended September 30, 2012, mainly due to the repayment of loans due to the reduction of credit from the Brazilian banks. During the nine months ended September 30, 2013, cash flow financing activities generated $6.9 million compared to $7.6 million consumed during the same period in 2012. The swing of $14.5 million is mainly related to the draw-down of the $30.0 million standby credit facility (the “Renvest Credit Facility”) with Renvest Mercantile Bancorp Inc. through its Global Resource Fund.

Investing activities consumed $4.5 million of cash during the quarter ended September 30, 2013 compared to $7.6 million for the quarter ended September 30, 2012. For the nine months ended September 30, 2013, investing activities consumed $18.6 million compared to $44.9 million during the same period in 2012. The reduction is part of the Company´s plan to defer some capital expenditures to 2014 in order to preserve cash.

Capital expenditures were primarily used for underground development, equipment improvement and replacement throughout the Company’s operations in Minas Gerais. The table below summarizes the actual capital spending to date and the estimated spending for the remainder of the year:

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($ in 000s)	Three months ended September 30, 2013	Nine months ended September 30, 2013	Remainder of 2013	Updated Estimate for 2013

Turmalina	$1,745	$8,257	$2,495	$10,752
Caeté	2,823	10,125	2,752	12,877
Gurupi Project	116	311	76	387
Other spending	107	492	2	494
Total capital spending	$4,791	$19,185	$5,325	$24,510

($ in 000s)	Three months ended September 30, 2013	Nine months ended September 30, 2013

Mine development	$3,137	$11,578
Sustaining (equipment and services)	577	2,963
Sustaining (engineering)	486	2,391
Exploration	483	1,795
Others	108	458
Total capital spending	$4,791	$19,185
Amount paid in cash	$4,791	$19,185

Contractual Obligations

The Company’s contractual obligations as of September 30, 2013 are summarized as follows:

($ in 000s)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

Financial Liabilities
Notes payable
Principal	$47,820	$275,641	$-	$-	$323,461
Interest	16,455	12,273	-	-	28,728
	$64,275	$287,914	$-	$-	$352,189
Other Commitments
Operating lease agreements	$187	$-	$-	$-	$187
Suppliers' agreements
Mine operations(1)	1,264	-	-	-	1,264
Reclamation provisions(2)	4,029	3,252	4,003	13,188	24,472
	$5,480	$3,252	$4,003	$13,188	$25,923
Total	$69,755	$291,166	$4,003	$13,188	$378,112
(1)	The Company has the right to cancel the mine operations contracts with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.
(2)	Reclamation provisions are not adjusted for inflation and are not discounted.

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Balance Sheet Highlights

($ in 000s)	September 30, 2013	December 31, 2012

Current assets	$57,734	$60,310
Long-term assets	383,925	443,565
Total assets	$441,659	$503,875

Current liabilities	$97,682	$81,629
Long-term liabilities	271,615	268,443
Total liabilities	$369,297	$350,072

The condensed interim consolidated financial statements have been prepared on a going concern basis (see Note 2 to the September 30, 2013 Condensed Interim Consolidated Financial Statements).

Working capital decreased $18.6 million from ($21.3) million at December 31, 2012 to ($39.9) million at September 30, 2013. During the three months ended September 30, 2013, the Company invested $4.5 million for capital expenditures using short-term resources (see “Total Capital Spending”). Another factor that contributed to the working capital decrease is the fact that the Renvest Credit Facility is now classified as a current liability, since it is due in July 2014.

Risk Management Policies – Hedging

As at September 30, 2013, the Company had no outstanding forward foreign exchange contracts, however during August 2013, the Company entered into gold forward contracts to sell 2,000 ounces at $1,394. These contracts were settled during September 2013 at a gain of $57,000 (September 30, 2012 - $39,000). The statement of loss and comprehensive loss includes the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in 000s)	2013	2012	2013	2012

Unrealized (gain) loss	$-	$23	$43	$(90)
Realized (gain)	(57)	(39)	(579)	(40)
Total	$(57)	$(16)	$(536)	$(130)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits. The Company closely monitors exchange rates and, as deemed appropriate by management, may enter into forward currency contracts with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship.

The Company is exposed to credit-related losses in the event of non-performance by two major international financial institutions handling the derivative financial instruments, but does not expect these highly rated counterparties to fail to meet their obligations.

Hedge accounting is not applied to these derivative financial instruments. The unrealized gains and losses are recognized in the operating income of the Company and are primarily a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

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Recoverable Taxes

The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various structures. The Company is currently working on several initiatives to obtain an exemption for taxes in certain transactions and to accelerate the process of recovering existing credits. As at September 30, 2013, total recoverable taxes denominated in Brazilian reais amounted to R$127.7 million, equivalent to approximately $57.3 million (December 31, 2012 - R$129.7 million, equivalent to approximately $63.5 million).

During the quarter ended September 30, 2013, the Company sold $902,000 ($700,000 during the quarter ended December 31, 2012) of ICMS (VAT) credits to another taxpayer, reduced by a discount rate of approximately 13%, and used $701,000 of recoverable federal tax credits to offset tax payable, mainly related to payroll taxes.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

INCOME TAXES

The Company recorded an income tax expense of $1.1 million for the three months ended September 30, 2013, compared to an income tax expense of $705,000 for the three months ended September 30, 2012. The income tax provision reflects a current income tax expense of $818,000 and a deferred income tax expense of $233,000. This compares to a current income tax expense of $303,000 and a deferred income tax expense of $402,000 for the three months ended September 30, 2012. The income tax expense of $1.1 million for the three months ended September 30, 2013 primarily relates to the deferred tax impact of the strengthening of the US$ during the quarter and withholding taxes on the inter-company debt interest. The consolidated balance sheet reflects a current tax liability of $16.6 million as at September, 2013 and $15.5 million as at December 31, 2012; and a deferred income tax liability of $5.7 million as at September 30, 2013 and $6.6 million as at December 31, 2012.

The income tax provision is subject to a number of factors, including the allocation of income between different countries, different tax rates in various jurisdictions, the non-recognition of tax assets, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

The Company has approximately $89.4 million of tax losses available for carryforward in Canada and $102.6 million of tax losses available for carryforward in Brazil, which can be carried forward indefinitely. However, only 30% of taxable income in Brazil in any one year can be applied against the loss carryforward balance.

OUTLOOK

The following section of this MD&A represents forward-looking information and users are cautioned that actual results may vary. We refer to the risks and assumptions contained in the Cautionary Note Regarding Forward-Looking Statements on page 32 of this MD&A.

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The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company’s control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the U.S. dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. The gold price has declined rapidly since the beginning of the year, falling from a closing price of $1,694 per ounce on January 2, 2013 to a closing price of $1,327 per ounce on September 30, 2013, representing a 22% decrease over the past three quarters. Moreover, Jaguar’s mining operations and exploration activities are located in Brazil and a portion of operating costs and capital expenditures are denominated in Brazilian reais. Foreign exchange rate fluctuations from one period to the next can have an impact on production cost of sales per ounce. The Brazilian reais has weakened significantly against the USD, from a low of 1.95 in early March 2013 to a high of 2.30 in late August 2013. These economic factors are critical components to how the Company develops the strategy of its business and generates profitable margins and positive cash flow. A Company wide effort has been made to reduce operating costs and capital costs to counteract current market conditions while focusing on maintaining current productivity levels to meet budget guidance in 2013 and 2014. The capital spending reductions in 2013 were structured to not jeopardize operating production requirements in 2014.

The Company reiterates 2013 gold production guidance between 85,000 to 95,000 ounces and cash operating costs are expected to be in the range of $950 to $1,100 per ounce (based on an assumed exchange rate of R$2.0 per US$). Previously targeted capital expenditures for 2013 are anticipated to be reduced by approximately $12.1 million (by way of deferral to conserve cash), for a revised forecast totaling $24.5 million, of which $10.8 million is expected to be spent at Turmalina (previously targeted $12.7 million) and $12.9 million at Caeté (previously targeted $21.7 million).

The Company expects 2014 gold production in the range of 90,000 to 100,000 ounces.  Cash operating costs are expected to be in the range of $930 to $1,030 per ounce. Capital expenditures for 2014 are anticipated to be approximately $22 million. The projections for 2014 are based on an assumed R$/US$ exchange rate of 2.10, an average gold price for the year of US$1,200 and the assumption that the Company can refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.

OPERATIONAL RESTRUCTURING AND TURNAROUND PLAN

On May 8, 2012, Jaguar announced the implementation of a comprehensive operational restructuring and turnaround plan to improve costs and efficiency at its operations in the state of Minas Gerais, Brazil. The plan incorporates objectives and initiatives identified by Jaguar’s management and a number of expert industry consultants who have been retained to assist with operational and cost improvements.

Results from the cost reduction initiatives were favorable during the third quarter of 2013. Consolidated cash operating cost per ounce declined by 12% from the third quarter of 2012 to the third quarter of 2013. Cash operating cost per ounce at Turmalina and Caeté declined by 24% and 2%, respectively, from the third quarter of 2012 to the third quarter of 2013.

Key activities aimed towards further cost reductions and production efficiencies include continued focus on safety, further optimization of the workforce and manpower levels, and continued emphasis on advanced development and definition drilling. A general Human Resources/Community Social Responsibility review has been initiated by the Company. A new head of Human Resources was recruited in June 2013. The general manager of Turmalina was promoted to general manager of the Turmalina and Caeté sites. Annual negotiations with the labour unions are complete. Current activities at each of the mining complexes demonstrate that the operations are on their way to meeting cost and production targets. The Company believes the successful implementation of these programs will enable it to further reduce cash operating cost per ounce.

In light of the ongoing gold price volatility, management has revised its internal “total cost per ounce produced” targets more than once in 2013 and continues to seek cost savings opportunities. A scarcity of available funds has hampered management’s progress towards additional savings.

Work programs carried out during the quarter ended September 30, 2013 include:

Health and Safety

•	Major concentration this quarter was on safety milestones. The Company worked lost time injury free for the months of May, June and September 2013. The Corporate Lost Time Injury (“LTI”) frequency rate for the past 12 months, as at the quarter ended September 30, 2013, was 3.02 which, while still above target, is showing a downward trend and is 14% lower than the 2012 rate.

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(*) Cumulative over the last twelve months

•	More significantly, the severity rate (which represents days missed per LTI) for the nine months ended September 30, 2013 is 222 compared with a rate of 1,944 for the year ended December 31, 2012, representing a reduction of 89%.

•	Turmalina continued a quarter LTI free period. The workforce at Turmalina continue their leadership in safety awareness programs, continued efforts on safety blitz programs, toolbox safety talks, working at heights, scaling program refresher program, lock out tag out, working with hands and care of hands. The Company continues working at both the Turmalina and Caeté sites on the “golden rules” safety awareness program, whereby production is stopped for two hours and all employees participate in the safety drive for that month.

Human Resources

•	Headcount is stable, maintaining the necessary operations personnel, with the trend noted in the graph presented below:

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Turmalina and Caeté Plants

•	At the Turmalina and Caeté operations there are continued efforts on cost control and improving productivity. The latest change made in operations was the appointment of a general manager of operations responsible for overseeing the Turmalina and Caeté units. This was an internal promotion to reinforce the Company policy of promoting from within and to address current cost cutting measures that the Company is currently undertaking.
•	There are continued efforts in the implementation of a revised purchasing system led by a new purchasing manager, aiming at acquisition cost, inventory level reductions and consumption controls.
•	Change in mining methods:

Historically, access to the Company’s ore bodies has been through 5 meter by 5 meter decline ramps, haulages, crosscuts and stope development headings to accommodate 30 tonne conventional and articulated dump trucks and matching loading equipment in the stoping horizon using a modified bench cut and fill mining technique. In some places, these excavations have been prone to ground control issues, which tend to compromise excavation integrity and lead to increased safety risks and the production of excessive quantities of development waste.

As a result of the evaluation of ground stability and control by external consultants, a comprehensive plan has been implemented based on determination of operational adjustments required to optimize excavation stability and support. This program is and continues to be a work in progress with the Company incorporating a new application of friction bolt to eliminate the use of split sets in the ore bearing areas of the stope complexes. Testing, implementation, as well as an application program from suppliers have resulted in a decision to move to swellex type bolts in stope areas, with conventional resin grouted rebar support along with cement grouted cables in permanent access areas such as ramps and crosscuts. This decision was made after a detailed analysis of root causes of ground control issues.

Past investigation which delineated factors that determine excavation stability were identified in extensive discussions with mine and technical services staff, including the sensitivity of potentially weak planes to bending deflection, failure mechanisms in drifts and stopes, integration of rock reinforcement and surface support in drifts and stopes, effective installation of support, excavation size, shape and orientation, drilling accuracy and blasting control.

Practical ground stability and control objectives were defined which included stopping undue ground displacement in good time, accurately delineating objective ore zones, using properly scaled equipment, drilling accurately and controlling blasting to avoid over-break and breaching of walls, identifying and deploying the appropriate equipment to ensure effective installation of support and installing all elements of support in a timely and efficient manner.

At the end of the third quarter of 2013, the Company continued to investigate optimum excavation size to keep dilution to a minimum in order to minimize costs and maximize ounces generated. Work programs continue to change operations parameters, the size and dimension of the excavations on ore, designed in a manner that does not compromise the hanging wall and footwall contacts. The objective is to reduce dilution by a minimum of 25%. Additional benefits are also expected including, but not limited to, ground control accessories reduction (due to smaller profile of drifting), improved geological control, reduced ventilation costs, reduced development costs, reduced equipment costs, improved efficiencies in mining cycles, improved safety of operations (due to new equipment and operational techniques) and reduced milling costs on a per ounce milled basis.

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With the change in operating philosophy, the size of excavations in ore will be reduced to approximately 3.0 meters by 3.5 meters and the new trapezoidal shape of the excavations should not compromise the existing hanging wall and footwall units. These efforts are well advanced in Turmalina and Caeté operations.

Efforts continue at both sites on the reduction to smaller ore and waste development headings. Reductions continue in stope dimension, intense improvements in ground control and ground control methodologies. Implementation of the external consultant’s 2012 recommendations on ground control methodology has resulted in successful applications and completion of the first sublevel stope incorporating this technology. Noted observations in ground control improvement have been observed in all areas due to this ground support work.

The program has resulted in improvements to mine dilution. These changes are being implemented concurrently with continuing operations and are expected to reduce the cash operating cost per ounce and allow for more predictable production.

Paciência Plant

The Paciência complex continued on care and maintenance. Work was initiated on the evaluation of the Santa Isabel geology and the remaining accessible ore zones, the geological model was updated, and a review of mill plant facility was undertaken along with the tailings disposal facility, all with the intent of a restart program. The Company continues to evaluate the sustainability of mining the accessible ore zones as well as the development and drilling programs to sustain the operation in the future. Due to market variances in gold price, efforts have remained focused on Turmalina and Caeté.

LEGACY ISSUES

Labour Practices

Brazilian labour law is a complex system of regulations, one in which the Company has historically not been in full compliance. Current management has identified at least 47 labour law violations in the Company’s legacy human resource practices.  As of September 30, 2013, there are 531 employee-initiated lawsuits against the Company, mostly with respect to wages or accidents.  Although the aggregate face amount of those lawsuits approximates $17.0 million, based on management's assessment of the likelihood of loss related to these lawsuits, the Company has recognized $4.4 million as the estimated liability in its financial statements as at September 30, 2013.  In 2013, court and settlement costs have averaged $1 million per quarter. There can be no assurance that additional lawsuits will not be filed against the Company with respect to past practices.

In addition, Brazilian law requires the Company to hire a certain number of handicapped employees, which historically, the Company has also failed to comply with.

Current management is working toward bringing its labour practices into full compliance with Brazilian laws.

Union contracts, negotiated in the current year, are in full compliance with applicable laws.  Of the 47 labour law violations identified, current management has made significant progress over the last year in rectifying the deficiencies.  As of September 30, 2013, 43% of the identified violations have been remedied, while 38% are in progress and the remaining 19% are pending action. Furthermore, the Company, working in conjunction with local authorities, is committed to meet the minimum employment level for handicapped persons over the next 4 years, and to modify the Company's premises to accommodate disabled workers.  While it is a challenging and ongoing process, the Company will continue its effort until it achieves the goal of full labour law compliance.

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Under Brazilian law there are regulations that set out the attributes of a contractor and that of an employee.  Due to the condition and the way the work is performed, the Brazilian legislation requires that the employer must directly hire the employee instead of hiring a contractor. In a number of legal cases, Jaguar has been found to have incorrectly hired contractors under a process known by the Brazilian expression “pejotização”.

Litigation with former Directors and Officers

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and Brazilian Resources, Inc. (“BZI”), a former related party of the Company, filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company. The Company removed the suit to the federal court where it is pending as Civil Action Number: 1:13-cv-00428-JL.

Among other items, the Complaint alleges wrongful termination of Mr. Daniel R. Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

On November 1, 2013, the Company and the Named Directors of the Company filed Defendants’ Answer, Affirmative Defenses and Counterclaims (the “Defense”). The Defense denies the allegations in the Complaint and sets out counterclaims against Titcomb for breach of contract, and against Titcomb and the Company’s former Corporate Secretary and General Counsel, Robert Lloyd, for breach of fiduciary duty and fraud. Jaguar and its Board of Directors believe the Complaint to be without merit and are taking any steps necessary to vigorously defend the lawsuit and protect its interests.

Effective September 19, 2013, Jaguar’s Board of Directors formed a Special Committee to oversee, review and evaluate various legacy issues, including the Complaint, and to make recommendations to the Board thereon. The Special Committee is chaired by Derrick Weyrauch and is comprised of Mr. Weyrauch, Edward Reeser and George Bee, all being independent of the Complaint and independent members of Jaguar’s Board of Directors.

MSOL vs. Brazilian Resources, Inc.

BZI failed to pay to the Company on December 31, 2012 an amount of $197,872 by way of a note payable. The Company is pursuing redress through court action in Brazil and currently has an attachment on real estate in Concord, New Hampshire to ensure the protection of its interests.

BZI also has yet to pay R$387,839 in respect of a Brazilian labour court settlement. By way of background, in 2008, a Brazilian labour claim settlement for R$378,158 was awarded against a BZI subsidiary in Brazil known as BW Mineração Ltda. (“BZI BW”). As BZI BW failed to pay the court ordered claim and the Brazilian labour court considered MSOL, MTL and BZI BW, to be an economic group, MSOL and MTL had funds taken directly from their Brazilian bank accounts by the court to settle the R$378,158 claim on BZI BW’s behalf. BZI subsequently agreed to repay the amount awarded by the court to MSOL and MTL. The BZI liability is denominated in Brazilian reais in the amount of R$387,839, and bears interest at U.S. LIBOR payable quarterly. No payment of interest, accrued interest or principal has been made to date, nor has BZI confirmed a date when it intends to pay its debt outstanding. The Company is pursuing court action in the Merrimack Superior Court of New Hampshire, USA, to obtain repayment in full.

Environmental Issues

All phases of the Company’s operations are subject to environmental regulation in Brazil. The Company has not been in full compliance with all environmental laws and regulations or held, or been in full compliance with, all required environmental and health and safety permits at all times. The Company is currently subject to a number of reclamation and remediation liabilities and may have civil or criminal fines or penalties imposed for alleged violations of applicable laws or regulations in Brazil. The Company has implemented and prioritized control structures and monitory programs to address each environmental infraction and a reclamation plan for each of its mining/project sites is being prepared.

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RISKS AND UNCERTAINTIES

The business of Jaguar involves significant risk due to the nature of mining, exploration, and development activities. Certain risk factors are related to the mining industry in general while others are specific to Jaguar. Except as noted below, there were no significant changes to the Company’s exposure to risks and other uncertainties as described in the Company’s Annual Information Form for the period ended December 31, 2012 during the three and nine months ended September 30, 2013. Readers are also encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the period ended December 31, 2012. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Liquidity

Liquidity risk is the risk that the Company will be unable to meet its obligations relating to its financial liabilities. The Company is reviewing various strategic alternatives to improve its working capital position.

The Company’s financial statements were prepared on a going concern basis (see Note 2 to the September 30, 2013 Condensed Interim Consolidated Financial Statements), which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. However, as at September 30, 2013, the Company had cash and cash equivalents of $18.2 million, a working capital deficiency of $39.9 million and an accumulated deficit of $317.2 million. The Company incurred a loss for the three and nine month periods ended September 30, 2013 amounting to $13.2 million and $82.8 million, respectively.

Whether and when the Company can attain profitability and positive working capital is uncertain. These uncertainties cast significant doubt upon the Company's ability to continue as a going concern.

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives, which include the Company’s ability to restructure its Convertible Notes, will be successful or sufficient.

Legislative and Regulatory Risks

Under current regulations, all exploration activities that the Company undertakes through its subsidiaries must be carried out on valid exploration licenses or prospecting permits issued by the DNPM, a department of the Brazilian federal government. The DNPM is responsible for the administration of all mining and exploration licenses, and prospecting permits. According to local regulations, the Company must submit a final exploration report before the expiry date of any license or permit, which is usually three years from the date of grant. However, Brazilian mining laws and regulations are currently undergoing a major restructuring, and draft legislation to this effect has been submitted to the federal legislature for review and approval. The effects of this restructuring will, if adopted, be far-reaching in the ways that mining rights can be acquired and maintained in the country.

Current proposals include an auction process for new licenses, minimum expenditures designed to eliminate the “warehousing” of mining permits and licenses as well as new fee schedules. They also provide for land owner participation where applicable. It is the Company’s understanding, based on consultations with local counsel, that licenses currently held in good standing will be grandfathered and not subject to certain requirements of the proposed new regime.

Production from the Company’s mines results in a 1% royalty fee payment to the Brazilian government (the “CFEM”), on the value of the ore produced, in the amount of $1.1 million for the nine months ended September 30, 2013. However, and as mentioned above, the Brazilian government is currently considering the adoption of new mining legislation which would include increases in the CFEM royalties.

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 21

Environmental permits are granted for one to two year periods and all local agencies have the right to monitor and evaluate compliance with the issued permits even though such monitoring tends to be minimal in scope and nature. Any changes to the exploration activities that result in a greater environmental impact require approval.

The work the Company carries out on its exploration licenses is largely restricted to drilling and ancillary activities associated with the drilling programs (i.e., low impact road construction, drilling stations). As such, the reclamation costs in respect of drilling activities are not material to the Company and are factored into the budget for exploration programs.

Litigation Risks

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company may become involved in legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company´s financial position or results of operations.

Limitations Under the Renvest Credit Facility Could Restrict the Company’s Ability to Raise Additional Funds or Sell Assets

The Company’s Credit Facility with Renvest Mercantile Bancorp Inc. through its Global Resource Fund (the “Lender”) limits, among other things, the Company’s ability to permit the creation of certain liens, make investments, dispose of material assets or, in certain circumstances, pay dividends. In addition, the Credit Facility limits the Company’s ability to incur additional indebtedness. Events beyond the Company’s control, including changes in general economic and business conditions, may affect the Company’s ability to satisfy these covenants, which could result in a default under the Credit Facility. If an event of default under the Credit Facility occurs, the Lender could elect to declare all principal amounts outstanding thereunder at such time, together with accrued interest, to be immediately due. An event of default under the Credit Facility may also give rise to an event of default under existing and future debt agreements and, in such event, the Company may not have sufficient funds to repay amounts owing under such agreements.

The Company’s Level of Debt Could Restrict its Ability to Secure Financing and Stay in Business

The Company’s indebtedness as a result of the Credit Facility and the Convertible Notes, among other things, could: (i) make it difficult for the Company to satisfy its obligations; (ii) increase the Company’s vulnerability to general adverse economic and industry conditions; (iii) limit the Company’s flexibility in planning for, or reacting to or capitalizing on, changes in the Company’s business, the markets in which the Company operates and in government regulations; (iv) place the Company at a competitive disadvantage compared to companies that have less debt; and (v) limit the Company’s ability to borrow or raise additional funds.

CCA Haul Road

The previous haulage route from the Pilar mine to the CCA mill passed through the towns of Barrão de Cocais and Caeté, on a major asphalt road with trucks travelling with 25 tonne loads.  In response to town concerns, a new 47 km haulage route utilizing an old railway line has been developed. The new route bypasses the town of Caeté.

This new route is all gravel and after significant rainfall, parts of the bypass road become unusable because portions of the foundation sub-base are made with inferior material and is not well drained.  Interruptions in the ability to use the bypass road have resulted in reduced mill feed.  The Company continues to work on upgrading the new haulage road and in the meantime has reached an agreement with the City of Caeté to resume haulage on the old route during the rainy season.  For the months of November and December 2013 and January 2014, the City of Caeté has allowed the Company to truck 30 loads per day in exchange for the Company providing the equivalent of 30 loads of asphalt to the city (a value of approximately R$130,000 (US$59,000) due in February, 2014.  The Company continues to investigate alternatives to the haulage route.

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 22

Property Rights

Due to the complexities of the Brazilian legal system and the former business practices of the Company, it is not certain that the Company has valid title to all of its properties and mineral rights and title may be disputed.   The Company is taking reasonable measures to ensure proper title to its properties, but there is no guarantee that title to its properties will not be challenged or impaired. Readers are cautioned that any such title defects may be material.

Permits and Licenses

Although the Company either currently holds or has applied for or is about to apply for all consents which it requires in order to carry out its current exploration programs, the Company cannot be certain that it will receive the necessary permits and licenses on acceptable terms or at all, in order to conduct further exploration and to develop its properties. The failure to obtain such permits, or delays in obtaining such permits could adversely affect the future operations of the Company. To the extent that such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Mineral Reserve and Mineral Resource Estimates

The Company estimates its mineral reserves and mineral resources based on information compiled by qualified persons as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Mineral reserves determined in this way are used in the calculation of depreciation, amortization and impairment charges, and for forecasting the timing of the payment of closure and restoration costs. In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction. There are numerous uncertainties inherent in estimating mineral reserves, and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecast prices of gold price, exchange rates, production costs or recovery rates may change the economic status of mineral reserves and may, ultimately, result in mineral reserve estimates being revised. Such changes in mineral reserves could impact depreciation and amortization rates, asset carrying values and the provision for closure and restoration costs.

MINERAL RESOURCES AND RESERVES

The technical and scientific information in this MD&A related to the Company’s projects has been prepared, supervised, and approved by Wilson Miola, our Director of Engineering, and a qualified person pursuant to NI 43-101.

In March 2013, the Company completed an internal reconciliation of its Mineral Resources and Reserves. Wilson Miola, Jaguar’s Director of Engineering and Qualified Person, prepared and supervised the internal reconciliation. The tables below set forth Mineral Resource and Reserve estimates for the Turmalina, Caeté and Paciência properties and the Gurupi Project as of December 31, 2012.

At its operations in Minas Gerais in the southeast of Brazil, the Company has an estimated 3.94 million ounces of Measured and Indicated Mineral Resources contained in 33.64 million tonnes of material at an average grade of 3.65 grams of gold per tonne, and 1.07 million ounces of Inferred Mineral Resources contained in 9.38 million tonnes of material at an average grade of 3.56 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 1.64 million ounces of gold contained in 16.93 million tonnes of ore at an average grade of 3.01 grams per tonne.

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 23

At its Gurupi Project in the northeast of Brazil, Jaguar has an estimated 3.52 million ounces of Measured and Indicated Mineral Resources contained in 142.64 million tonnes of material at an average grade of 0.77 grams of gold per tonne, and 0.17 million ounces of Inferred Mineral Resources contained in 7.72 million tonnes of material at an average grade of 0.67 grams of gold per tonne. Estimated Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 2.33 million ounces of gold contained in 63.76 million tonnes of material at an average grade of 1.14 grams per tonne. These Probable Reserves are as of the Feasibility Study of 2011 and do not contemplate the increase in Mineral Resources of the 2012 Mineral Resource base.

In total, Jaguar has an estimated 7.46 million ounces of Measured and Indicated Mineral Resources contained in 176.28 million tonnes of material at an average grade of 1.32 grams of gold per tonne, and 1.24 million ounces of Inferred Mineral Resources contained in 17.10 million tonnes of material at an average grade of 2.25 grams of gold per tonne. Estimated Proven and Probable Mineral Reserves, which are included in the above mentioned Measured and Indicated Mineral Resources, total 3.97 million ounces of gold contained in 80.69 million tonnes of ore at an average grade of 1.53 grams per tonne.

Mineral Resources and Reserves models are undergoing revision during 2013, and after year end reconciliation, the Mineral Resources and Reserves statements are expected to be revised.

Table 1 - Summary of Mineral Resources (1) as of December 31, 2012 - Revised October 2013

	RESOURCES (tonnage in metric tonnes and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Southeastern Brazil
Paciência
Santa Isabel(2)	2,516,580	3.28	767,560	2.81	3,284,140	3.17	297,320	3.80	334,460	36,340
Other (3) (4)	1,312,560	3.84	1,567,000	3.97	2,879,560	3.91	500,000	5.00	362,100	80,390
Other(5) (6)	232,300	7.11	930,700	4.66	1,163,000	5.15	248,200	4.87	192,460	38,870
Total	4,061,440	3.68	3,265,260	3.89	7,326,700	3.77	1,045,520	4.63	889,020	155,600
Caeté Project
Pilar(7)	2,376,590	2.96	4,387,090	2.57	6,763,680	2.70	2,580,550	2.47	587,560	204,980
Roça Grande(7)	3,864,990	2.91	5,130,660	3.67	8,995,650	3.34	2,036,890	3.28	966,820	214,550
Other(8) (4)	529,000	5.48	530,000	5.83	1,059,000	5.66	330,000	6.04	192,650	64,070
Other(9) (6)	190,000	7.19	886,800	4.05	1,076,800	4.60	672,600	4.26	159,410	92,060
Total	6,960,580	3.24	10,934,550	3.36	17,895,130	3.31	5,620,040	3.19	1,906,440	575,660
Turmalina
Faina (10)	71,260	6.72	3,206,230	4.13	3,277,490	4.18	1,190,920	3.57	440,470	136,710
Pontal (10)	119,600	2.81	949,900	3.32	1,069,500	3.27	142,400	2.76	112,450	12,640
Ore Body A (11)	1,137,420	6.57	786,610	4.48	1,924,030	5.71	525,310	4.39	353,000	74,150
Ore Body B(11)	342,800	3.50	546,300	3.50	889,100	3.50	357,550	5.18	99,890	59,550
Ore Body C(11)	371,790	4.19	886,700	3.21	1,258,490	3.49	495,320	3.62	141,370	57,650
Total	2,042,870	5.40	6,375,740	3.87	8,418,610	4.24	2,711,500	3.91	1,147,180	340,700
Total Southeastern Brazil	13,064,890	3.71	20,575,550	3.60	33,640,440	3.65	9,377,060	3.56	3,942,640	1,071,960

Northeastern Brazil
Gurupi
Cipoeiro(12)	25,734,250	0.78	58,494,460	0.87	84,228,710	0.84	7,041,480	0.67	2,272,980	151,930
Chega Tudo(12)	20,923,100	0.66	37,484,470	0.67	58,407,570	0.66	677,810	0.62	1,246,430	13,410
Total Northeastern Brazil	46,657,350	0.72	95,978,930	0.79	142,636,280	0.77	7,719,290	0.67	3,519,410	165,340
TOTAL RESOURCES	59,722,240	1.38	116,554,480	1.29	176,276,720	1.32	17,096,350	2.25	7,462,050	1,237,300

MD&A - Third Quarter 2013	Jaguar Mining Inc. | 24

Table 2 - Summary of Mineral Reserves(1) as of December 31, 2012 - Revised October 2013

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Southeastern Brazil
Paciência
Santa Isabel(2)	2,305,460	2.93	703,850	2.52	3,009,310	2.83	274,290
Caeté Project
Pilar(7)	1,921,230	2.61	3,577,720	2.29	5,498,950	2.40	424,760
Roça Grande(7)	1,762,800	2.71	3,048,830	3.42	4,811,630	3.16	488,970
Total	3,684,030	2.66	6,626,550	2.81	10,310,580	2.76	913,730
Turmalina
Ore Body A(11)	1,007,140	5.59	697,430	3.82	1,704,570	4.87	266,930
Ore Body B(11)	300,560	2.96	486,460	2.99	787,020	2.98	75,700
Ore Body C(11)	328,020	3.55	789,230	2.72	1,117,250	2.97	106,540
Total	1,635,720	4.69	1,973,120	3.18	3,611,840	3.86	449,170
Total Southeastern Brazil	7,625,210	3.18	9,303,520	2.87	16,931,730	3.01	1,637,190

Northeastern Brazil
Gurupi Project
Cipoeiro(12)	-	-	45,043,500	1.20	45,043,500	1.20	1,734,860
Chega Tudo(12)	-	-	18,713,200	0.99	18,713,200	0.99	593,070
Total Northeastern Brazil	-	-	63,756,700	1.14	63,756,700	1.14	2,327,930
TOTAL	7,625,210	3.18	73,060,220	1.36	80,688,430	1.53	3,965,120

Notes to Tables 1 and 2

(1)	Mineral Resources listed include Mineral Reserves, and are stated as of December 31, 2012. Some columns and rows may not total due to rounding. These tables differ from those in the AIF 2012 and MD&A reports for Q1and Q2, 2013 by the discount of resources and reserves mined out in Santa Isabel during 2012.
(2)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007, geological and block models revised in 2012 and discounted the ore mined out in 2012.
(3)	Rio de Peixe, Bahú, and Marzagão discounted for the mined out ore until December 31, 2012.
(4)	TechnoMine NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR in December 23, 2004 discounted for the mined out ore until December 31, 2012.
(5)	Palmital, Ouro Fino, Quati, BIF Norte, and Bocaina discounted for the mined out ore until December 31,2012.
(6)	TechnoMine NI 43-101 Multi-Target Resource Estimate Technical Report filed on SEDAR in June 21, 2011 discounted for the mined out ore until December 31, 2012.
(7)	TechnoMine NI 43-101 Amended Feasibility Study Technical Report on the Caeté Gold Project filed on SEDAR in March 21, 2011 discounted for the Mined out ore until December 31, 2012.
(8)	Juca Vieira and Morro do Adão.
(9)	Boa Vista, Fernandes, Camará I, Camará II, and Serra Paraíso.
(10)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Mining Complex filed on SEDAR in November 9, 2011 discounted for the mined out ore until December 31, 2012.
(11)	TechnoMine NI 43-101 Feasibility Study Technical Report on the Turmalina Phase I Expansion Project filed on SEDAR in September 11, 2008 discounted for the mined out ore until December 31, 2012.
(12)	Leah Mach (SRK) Resource Statement on the Gurupi Project filed on SEDAR in July, 2012. Reserves as for Technomine Feasibility Study Technical Report filed on SEDAR in March 2011.

Although Jaguar has carefully prepared and verified the Mineral Resource and Reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated level of gold will be produced. Estimated mineral reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates and other factors may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites for periods of time. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s 2012 Annual Information Form dated March 20, 2013 and available on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively.

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NON-IFRS PERFORMANCE MEASURES

The Company has included the non-IFRS performance measures cash operating margin per ounce of gold produced, cash operating cost per tonne of ore processed, and cash operating cost per ounce of gold produced, and all-in costs per ounce of gold sold in this document. These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Average sales price per ounce of gold	$1,331	$1,648	$1,461	$1,650
Less: Cash operating cost per ounce of gold produced	847	963	866	1,126
Cash operating margin per ounce of gold	$484	$685	$595	$524

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Summary of Cash Operating Cost per Tonne Processed:

	Three Months Ended September 30,		Nine Months Ended September 30,
Consolidated	2013	2012	2013	2012

Production costs per statement of operations(1)	$20,322	$22,417	$62,013	$93,801
Change in inventory(2)	1,045	(239)	1,865	(3,346)
Operational cost of gold produced(3)	$21,367	$22,178	$63,878	$90,455
Tonnes processed (t)	298	285	835	$1,082
Cost per tonne processed	$71.70	$77.80	$76.50	$83.60

Turmalina Plant

Production costs	$8,501	$9,185	$27,381	$35,123
Change in inventory(2)	381	(37)	125	(1,167)
Operational cost of gold produced(3)	$8,882	$9,148	$27,506	$33,956
Tonnes processed (t)	122	115	354	427
Cost per tonne processed	$72.80	$79.50	$77.70	$79.50

Caeté Plant

Production costs	$11,821	$13,232	$34,632	$41,183
Change in inventory(2)	664	(202)	1,740	(375)
Operational cost of gold produced(3)	$12,485	$13,030	$36,372	$40,808
Tonnes processed (t)	176	170	481	485
Cost per tonne processed	$70.90	$76.60	$75.60	$84.10

Paciência Plant

Production costs	$-	$-	$-	$17,495
Change in inventory(2)	-	-	-	(1,804)
Operational cost of gold produced(3)	$-	$-	$-	$15,691
Tonnes processed (t)	-	-	-	170
Cost per tonne processed	$-	$-	$-	$92.30

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Summary of Cash Operating Cost per Ounce of Gold Produced:

	Three Months Ended September 30,		Nine Months Ended September 30,
Consolidated	2013	2012	2013	2012

Production costs per statement of operations(1)	$20,322	$22,417	$62,013	$93,801
Change in inventory(2)	1,953	(235)	1,758	(2,421)
Operational cost of gold produced(3)	$22,275	$22,182	$63,771	$91,380
Gold produced (ounce)	26,300	23,026	73,639	81,146
Cost per ounce of gold produced	$847	$963	$866	$1,126

Turmalina Plant

Production costs	$8,501	$9,185	$27,381	$35,123
Change in inventory(2)	828	(82)	383	(840)
Operational cost of gold produced(3)	$9,329	$9,103	$27,764	$34,283
Gold produced (ounce)	12,308	9,186	32,974	29,634
Cost per ounce of gold produced	$758	$991	$842	$1,157

Caeté Plant

Production costs	$11,821	$13,232	$34,632	$41,183
Change in inventory(2)	1,125	(153)	1,375	574
Operational cost of gold produced(3)	$12,946	$13,079	$36,007	$41,757
Gold produced (ounce)	13,992	13,840	40,665	41,525
Cost per ounce of gold produced	$925	$945	$885	$1,006

Paciência Plant

Production costs	$-	$-	$-	$17,495
Change in inventory(2)	-	-	-	(2,155)
Operational cost of gold produced(3)	$-	$-	$-	$15,340
Gold produced (ounce)	-	-	-	9,987
Cost per ounce of gold produced	$-	$-	$-	$1,536

(1)	Production costs do not include cost of goods sold recovery adjustment of approximately $682,000, royalty expenses of $495,000 and CFEM tax expenses of $321,000 for the three months ended September 30, 2013. The cost of goods sold adjustment includes an inventory write-down recovery of $496,000 and $149,000 of depreciation recovery adjustments for the three months ended September 30, 2013.

(2)	Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.

(3)	The basis for calculating cost per ounce produced includes the change to gold-in-process inventory, whereas the cost per tonne processed does not.
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Summary of All-in Cost per Ounce of Gold Sold:

The all-in cost per ounce of gold sold was calculated in accordance with the guidance of The World Gold Council.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012

Production cost per unaudited interim consolidated financial statements	$20,456	$67,244	$25,183	$107,832
Stock-based compensation (recoveries) - site-based	(5)	(14)	(100)	(444)
Adjusted Operating Costs	20,451	67,230	25,083	107,388

Corporate administration	4,095	13,067	5,885	14,801
Stock-based compensation (recoveries) - corporate	55	345	427	(1,868)
Accretion expenses (operating sites)	262	783	279	1,007
Exploration (sustaining)	483	1,352	307	3,627
Capital expenditure (sustaining)	4,192	17,540	8,018	40,109
All-in Sustaining Costs	29,538	100,317	39,999	165,064

Accretion expenses (non-operating sites)	182	553	248	652
Exploration (green field)	160	761	730	801
Capital expenditure (non-sustaining)	116	233	463	6,166
Care and maintenance (non-operating sites)	487	1,941	3,126	3,126
All-in Costs	$30,483	$103,805	$44,566	$175,809

Ounces of gold sold	24,111	72,347	23,307	82,378

Operating Costs / Oz of Gold Sold	$848	$929	$1,076	$1,304
All-in Sustaining Costs / Oz of Gold Sold	$1,225	$1,387	$1,716	$2,004
All-in Costs / Oz of Gold Sold	$1,264	$1,435	$1,912	$2,134

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CRITICAL ACCOUNTING ESTIMATES

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Certain estimates, such as those related to the valuation of mineral exploration projects, recoverable taxes, deferred tax assets and liabilities, reclamation provision, derivatives, option component of convertible notes, liabilities associated with certain long-term incentive plans, measurement of inventory and disclosure of contingent assets and liabilities depend on subjective or complex judgments about matters that may be uncertain. Changes in those estimates could materially impact the Company’s condensed interim consolidated financial statements.

The judgments that management has applied in the application of accounting policies and related estimates that have the most significant effect on the amounts recognized are discussed in Note 2(d) of the Company’s December 31, 2012 annual consolidated financial statements which are available on SEDAR and EDGAR.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The accounting policies applied in the interim condensed consolidated financial statements as at September 30, 2013, are consistent with those used in the Company’s annual audited consolidated financial statements for the year ended December 31, 2012, with the exception of the following standards and interpretations adopted in 2013:

Consolidated Financial Statements

IFRS 10 Consolidated Financial Statements (“IFRS 10”) introduces a new approach to determining which investees should be consolidated, and provides a single model to be applied in the control analysis for all investees. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The adoption of IFRS 10 was effective for the annual period beginning on January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 10.

Joint Arrangements

IFRS 11 Joint Arrangements (“IFRS 11”), published in May 2011, replaces IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities – Non-Monetary Contributions by Venturers. IFRS 11 changes the accounting for joint ventures and removes the free choice between using the equity method and using proportionate consolidation. IFRS 11 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 11.

Disclosure of Interests in Other Entities

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosures for entities that have an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. IFRS 12 was effective for annual periods beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRS 12.

Fair Value Measurement

IFRS 13 Fair Value Measurement (“IFRS 13”), published in May 2011, provides a single source of guidance for defining fair value, measuring fair value, and disclosing fair value measurements. IFRS 13 was effective for annual periods beginning on or after January 1, 2013. This standard is adopted prospectively as of the beginning of the 2013 annual period. There was no impact on the Company’s financial statements upon adoption of IFRS 13.

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Stripping Costs in the Production Phase of a Surface Mine

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued by the IASB to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 was effective for reporting years beginning on or after January 1, 2013. There was no impact on the Company’s financial statements upon adoption of IFRIC 20.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National instrument 52-109 as issued by the Canadian Securities Administrator). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the three months ended September 30, 2013 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

SUBSEQUENT EVENT

On November 1, 2013, the Board of Directors of Jaguar approved the Term Sheet outlining the terms of a recapitalization and financing transaction with the Ad Hoc Committee of holders of its Convertible Notes.

The Term Sheet contemplates a transaction that would provide significant operating liquidity to the Company and its subsidiaries through new equity financing and that would significantly reduce the leverage on the Company’s balance sheet through a debt-for-equity exchange with holders of the Convertible Notes. As a result of this new equity financing and debt-for-equity exchange, current shareholders would have minimal or no continuing equity interest in the Company following the completion of the transaction. The transaction would be implemented through a statutory plan of arrangement. Further details on the recapitalization and refinancing transaction will be made available as definitive documentation is finalized.

Management and the Board of Directors are optimistic that the transaction contemplated by the Term Sheet will progress quickly to completion in the near future. However, the transaction may be subject to governmental, court, regulatory, shareholder and third party approvals, as applicable, as well as satisfaction or waiver of all the conditions to be set out in the definitive documentation. The Company can give no assurances that the transaction will be completed on the terms set out in the Term Sheet or at all.

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In connection with the decision to approve the Term Sheet, Jaguar elected to defer the semi-annual interest payment due November 1, 2013 on the 4.5% Convertible Notes. The Ad Hoc Committee, which represents a majority of the holders of the Convertible Notes, supported the Company’s decision to defer this payment.

The indenture, dated September 15, 2009 (the “Indenture”), among the Company, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee, governing the 4.5% Convertible Notes provide a 30-day grace period for payment of interest. Non-payment of interest will not cause an Event of Default under the Indenture unless that interest remains unpaid at the conclusion of the 30 day grace period. During the 30-day grace period, Jaguar will seek to finalize definitive documentation for the recapitalization and financing transaction described in the Term Sheet, which Jaguar believes is in the best interests of the Company and beneficial to all stakeholders.

Jaguar’s Board of Directors formed a Special Committee of solely independent directors to oversee, review and evaluate the recapitalization and/or restructuring of Jaguar and to make recommendations to the Board thereon. The Special Committee is chaired by Derrick Weyrauch and is comprised of Mr. Weyrauch, Edward Reeser and Richard Falconer.

OUTSTANDING SHARE DATA

November 7,
2013

Issued and outstanding common shares	86,396,356
Stock options	1,604,028
Convertible notes	26,649,785
Total	114,650,169

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A constitute “Forward-Looking Statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation. These Forward-Looking Statements include, but are not limited to, statements concerning the Company’s future objectives, Measured and Indicated Mineral Resources, Proven and Probable Mineral reserves, their average grade, the commencement period of production, cash operating costs per ounce and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in mineral reserves. Forward-Looking Statements can be identified by the use of words such as, “are expected”, “is forecast”, “is targeted”, “approximately” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, or “will” be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project delays and cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of civil insurrection, labour strikes and work stoppages and changes in general economic conditions. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the Forward-Looking Statements, there may be other factors that could cause actions, events or results to differ from those anticipated, estimated or intended.

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These Forward-Looking Statements represent the Company’s views as of the date of this MD&A. The Company anticipates that subsequent events and developments may cause the Company’s views to change. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by, or on behalf of the Company, subsequent to the date of this discussion, other than as required by law. For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company’s Forward-Looking Statements, see the “CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS” and “RISK FACTORS” in the Company’s Annual Information Form for the year ended December 31, 2012, filed on SEDAR and available at www.sedar.com, and its filings, including the Company’s Annual Report on Form 40-F for the year ended December 31, 2012, filed with the U.S. Securities and Exchange Commission, which are available on EDGAR at www.sec.gov. Further information about the Company is available on its corporate website at www.jaguarmining.com.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF INFERRED AND MEASURED AND INDICATED MINERAL RESOURCES

This document includes the terms “Inferred Mineral Resources” and “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Proven or Probable Mineral Reserves.

“Inferred Mineral Resources” have a great amount of uncertainty as to their existence and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an Inferred Resource exists or is economically or legally mineable.

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CORPORATE DIRECTORY

BOARD OF DIRECTORS	REGISTERED OFFICE

George M. Bee[2,4]	67 Yonge Street, Suite 1203
Richard D. Falconer[1,3]Chairman	Toronto, ON M5E 1J8
Frederick W. Hermann[3],4	Canada
Luis R. Miraglia[2,3]
David M. Petroff	AUDITORS
Edward V. Reeser[1,2]
Derrick H. Weyrauch[1,4]	KPMG LLP
Toronto, ON, Canada
1. Audit Committee	Belo Horizonte, MG, Brazil
2. Compensation Committee
3. Corporate Governance Committee	LEGAL COUNSEL
4. Health, Safety and Environmental Committee
Norton Rose Fulbright Canada LLP
OFFICERS	Toronto, ON, Canada

David M. Petroff	Azevedo Sette Advogados
President and Chief Executive Officer	Belo Horizonte, MG, Brazil

T. Douglas Willock	BANKS
Chief Financial Officer
Bank of America
Gordon J. Babcock	Boston, MA, USA
Chief Operating Officer
HSBC
Marcela Rocha Barbosa de Castro	Toronto, ON, Canada
Vice President of Treasury Management
Royal Bank of Canada
Amira Abouali	Toronto, ON, Canada
General Counsel and Corporate Secretary
STOCK TRANSFER AGENT
PRINCIPAL EXECUTIVE OFFICE
Computershare Investor Services Inc.
67 Yonge Street, Suite 1203	100 University Avenue, 9th Floor
Toronto, ON M5E 1J8	Toronto, ON M5J 2Y1
Canada	Canada
Phone: 1 (800) 564-6253
Phone: (647) 494-5JAG (5524)	Fax: 1 (866) 249-7775
Fax: (647) 494-8885	Email: service@computershare.com
Website: www.jaguarmining.com
EXCHANGE LISTING
ADMINISTRATIVE OFFICES
TSX: “JAG”
Rua Levindo Lopes 323 - Funcionários
CEP 30140-170 - Belo Horizonte
Brazil

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